Exhibit 99.1

N  E  W  S     R  E  L  E  A  S  E

Siyata Mobile and Zello Announce Integration of Top-Rated App and SD7 Handset

Zello’s Push-to-Talk App Now Available on Siyata’s SD7 Handsets

Vancouver, BC – July 10, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, and Zello today announced that the Zello push-to-talk (PTT) application is now available on Siyata’s SD7 push-to-talk handset.

Marc Seelenfreund, CEO of Siyata, commented, “We are pleased to have the top-ranked Zello app integrated with our handsets and available for use globally. Zello is a highly popular PTT service, particularly within the first responder community, used by millions to enable reliable and clear communications. We anticipate this integration will further expand our addressable market and open new opportunities for increasing sales of our devices.”

Alex Gavrilov, Founder and CEO of Zello, commented, “We are pleased to work with Siyata to better support organizations that require robust, easy-to-use, and cost-efficient modern communication solutions, replacing legacy two-way radios. We anticipate that the rugged and versatile SD7 push-to-talk handset, paired with the highly reliable and scalable Zello platform, will be well received by customers in public safety, security, hospitality, and transportation markets.”

Westchester County, NY has recently purchased several hundred Siyata SD7 handsets for use with Zello for operations throughout the county. Lieutenant Brian Hess of Westchester County Police said, “We are pleased that the Siyata SD7 is available with Zello PTT since this handset is what our county needs to keep in touch effectively to provide the level of service that the residents of the County require.”

Public safety customer Evan Shegoski, from River Road Rescue Squad in New Jersey, commented, “We are enthused to be able to deploy the feature rich Zello for Business solution on our SD7 devices. We have long been a proponent of this combined solution which pairs this leading PTT platform with offerings directly comparable to the same features we expect from a traditional LMR solution accessible through the only device on the market that not only acts like a traditional LMR radio, but is also receives regular product development, improvement, and support. This combined solution offers promise as a scalable solution across multiple geographic regions with a truly reasonable price point for deployment in terms of end user device, LMR integrations and PTT network. Siyata and Zello together breaks us free of the bloated costs and bureaucracy that routinely plagues LMR public safety solutions. We cannot wait to see what the future holds as this offering continues to be developed.”

About Zello

Zello is a voice-first communication platform, powered by proprietary industry-leading push-to-talk technology, built to improve collaboration and productivity for the mobile workforce. With more than 175 million users registered worldwide and 99.99% uptime, Zello is simple to use, integrate, and manage, connecting frontline and operations teams with one touch to solve problems, manage exceptions and collaborate more efficiently. Zello is recognized as one of the most reliable communication tools for mobile workers by The Wall Street Journal, New York Times, CBS, CNBC, USA Today, and TechCrunch. Visit zello.com for more information.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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